Filed by Travelocity.com Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Subject Company: Travelocity.com, Inc.

SEC File No. 333-95757

Travelocity.com, the online travel expert, today reported pro-forma financial results for the fourth quarter and year ended December 31, 1999.

TRAVELOCITY.COM PRO-FORMA FINANCIAL RESULTS (NOT INCLUDING PREVIEW TRAVEL)

Total revenues for the fourth quarter, including pro-forma adjustments for agreements to be entered into with Sabre, were $19.9 million, up 215 percent, as compared to total revenues of $6.3 million in fourth quarter 1998. Total pro-forma revenues for 1999 were $55.8 million, up 201 percent, as compared to total revenues of $18.5 million in 1998.

Online gross travel bookings for the quarter were $280.7 million, up 205 percent, as compared to online gross travel bookings of $92.0 million in the fourth quarter of 1998. Online gross travel bookings for 1999 were $808.5 million, up 184 percent as compared to online gross travel bookings for 1998 of $284.6 million.

"1999 saw continued growth for Travelocity.com. Revenues for fourth quarter 1999 alone exceeded total revenues for the entire year of 1998," said Terrell B. Jones, chief executive officer of Travelocity.com. "Our merger with Preview Travel is slated for completion on or about March 7 of this year. The combined company will be the clear leader in the online travel category."

Travelocity.com registered membership at December 31, 1999 was 10.3 million, up 119 percent as compared to membership at December 31, 1998 of 4.7 million.

Revenues from advertising and royalties were $3.6 million for the quarter. This represents an increase of 196 percent as compared to revenues of $1.2 million in the fourth quarter of 1998. Revenues from advertising and royalties were $9.6 million for 1999, up 235 percent, as compared to revenues of $2.9 million in 1998.

Gross margin on a pro-forma basis for the fourth quarter of 1999 was 51.9 percent, compared to 9.3 percent in the fourth quarter of 1998. Gross margin for 1999 was 51.1 percent, compared to 5.3 percent in 1998.

Net loss for the fourth quarter of 1999 was $4.6 million as compared to a net loss of $5.4 million for the fourth quarter of 1998. Net loss for 1999 was $13.6 million as compared to a net loss of $20.8 million in 1998.

COMBINED TRAVELOCITY.COM AND PREVIEW TRAVEL (NASDAQ: PTVL-NEWS) PRO-FORMA
          FINANCIAL RESULTS

The merger of Travelocity.com with Preview Travel is expected to close in the first quarter of 2000, subject to the approval of the Preview Travel stockholders. The following describes the pro forma results of the combined businesses.

Total pro-forma revenue for the combined company for fourth quarter 1999 was $30.2 million, an increase of 158 percent, as compared to total pro-forma revenue of $11.7 million in the fourth quarter of 1998. Total combined pro-forma revenue for 1999 was $90.9 million, or an increase of 156 percent, as compared to total pro-forma revenue for 1998 of $35.5 million.

Combined online gross travel bookings for the quarter were $389.7 million, up 162 percent, as compared to online gross travel bookings of $149.0 million in the fourth quarter of 1998. Online gross travel bookings for 1999 were $1,190.4 billion, up 146 percent as compared to online gross travel bookings for 1998 of $484.6 million.

Revenues from advertising and royalties on a combined pro-forma basis were $6.8 million for the quarter. This represents an increase of 149 percent as compared to revenues of $2.7 million in the fourth quarter of 1998. Revenues from advertising and royalties were $20.7 million for 1999, up 233 percent, as compared to revenues of $6.2 million in 1998.

Gross margin of the combined entity on a pro-forma basis for the fourth quarter of 1999 was 54.9 percent, compared to 32.4 percent in the fourth quarter of 1998. Combined pro-forma gross margin for 1999 was 55.2 percent, compared to
29.9 percent in 1998.

Net loss of the combined entity on a pro-forma basis for the fourth quarter of 1999 was $11.4 million, or $0.81 per share, as compared to a net loss of $11.3 million, or $0.83 per share, in the fourth quarter of 1998. Net loss of the combined entity on a pro-forma basis for 1999 was $42.7 million, or a loss of $3.08 per share, as compared to a net loss of $41.1 million, or $3.21 per share in 1998.


         HIGHLIGHTS OF TRAVELOCITY.COM

         o Sabre announced the merger of Travelocity.com and Preview Travel in October of 1999. The transaction is slated to close on or about March 7, subject to the approval of the Preview Travel stockholders.

         o    Travelocity.com was the top travel channel according to a January
              2000

              Media Metrix survey with a 6.5 percent reach. The reach of Travelocity.com, including Preview Travel (not including traffic from AOL Travel channel, Excite or Lycos) was 9.3 percent, making the combined companies the third largest e-commerce site by reach after Amazon.com and e-Bay.

         o Travelocity.co.uk, Travelocity's British version, celebrated its one year anniversary in November of 1999.

         o Travelocity.ca, Travelocity's Canadian version, launched in April of 1999.

         o Best Fare Finder was launched in March of 1999, introducing an industry-first feature that searches for the lowest available fares and displays them in an interactive calendar that highlights the days the fares are offered. Members can then select their preferred travel dates by clicking on the calendar.

         o Alternate Airport feature was added in November 1999 as a companion feature to Best Fare Finder - allowing customers to automatically search nearby airports for lower airfares and displays options via an interactive window. When selecting from the Alternate Airport feature, airfare savings and driving distance are also provided.

         o Hotel Mapping was added in November 1999. It allows Travelocity.com members to have a quick-and-easy way to compare hotel options. Once the city, date, and amenity requirements have been entered, Travelocity.com will display an interactive map of all the available hotels that meet the designated criteria. Members can view each hotel's location in proximity to areas of interest while also viewing other comparison information such as the price, name of the hotel and the hotel chain.

         o Travelocity.com was named "World's Leading Travel Internet Site" for the third consecutive year at the 1999 World Travel Awards.


ABOUT TRAVELOCITY.COM

Travelocity.com is owned and operated by Sabre Inc. Travelocity.com provides reservations capabilities for 95 percent of all airline seats sold, more than 45,000 hotels, more than 50 car rental companies and more than 70,000 vacation packages. This reservations capability is paired with access to a vast database of destination and interest information. Since its launch in March of 1996, Travelocity.com has registered more than 10 million members and logs more than 150 million page views per month.

Sabre is the global leader in applying information technology to meet the needs of the travel and transportation industries with advanced and innovative technology skills to deliver progressive solutions. Headquartered in Dallas/Fort Worth, Texas, the company has more than 10,000 employees worldwide who span 45 countries. More information on Sabre is available on the World Wide Web at http://www.sabre.com. Sabre and the Sabre logo are registered trademarks of an affiliate of Sabre Inc.

In October 1999, the company announced plans to merge its Travelocity.com business with Preview Travel to form a new company, Travelocity.com. The transaction is expected to close in the first quarter 2000. The proposed merger, which has received regulatory approval, is subject to customary closing conditions and requires the approval of Preview Travel's stockholders. Sabre will have a 70 percent ownership in the new Travelocity.com.

ABOUT PREVIEW TRAVEL

Preview Travel, Inc. (NASDAQ: PTVL) is a leading provider of online travel services for leisure and small-business travelers. It offers one-stop shopping for airline tickets, vacation packages, car rentals, hotels and cruises, as well as integrated access to travel information, merchandise, news and world-class customer service. Preview Travel's trained travel agents provide customer service 24 hours a day, seven days a week via a toll-free number and email. Preview Travel has a growing community of more than 10 million registered members and over 1 million customers since its launch in May of 1996.

The company operates its own award-winning Web site at www.previewtravel.com and is the primary travel service on America Online at AOL keyword: previewtravel. In addition, Preview Travel provides the primary travel services on AOL.com, Excite, Lycos, Snap and USA Today.

INVESTOR NOTICE

Investors are urged to read the proxy statement/prospectus included in the Registration Statement on Form S-4, filed with the Securities and Exchange Commission (SEC) in connection with the proposed merger because it contains important information. The proxy tatement/prospectus is available free of charge on the SEC's Web site (www.sec.gov), from Travelocity.com's Corporate Secretary, and from Preview Travel's Office of Investor Relations. In addition, the identity of the people who, under SEC rules, may be considered participants in the solicitation of Preview Travel, Inc. stockholders in connection with the proposed merger, and a description of their interests, is available in the proxy statement/prospectus.

Statements in this news release which are not purely historical facts, including statements about anticipated or expected future revenue and earnings growth, are forward looking statements. Any forward looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward looking statements, including risks related to: the failure to complete the merger with Preview Travel or successfully integrate its operations with those of Travelocity.com; Travelocity.com's relationship with Sabre; the limited operating history of Travelocity.com and Preview Travel; the expectation of continued net losses for the foreseeable future; a decline in or elimination of commissions; expenses associated with financial commitments to Internet portals; adverse changes or interruptions in relationships with travel suppliers, distribution partners and other service providers; security breaches and other systems-related failures; and legal and regulatory constraints. Further information regarding factors that could affect Travelocity.com's financial and other results is included in Travelocity.com's filings with the Securities and Exchange Commission. Travelocity.com undertakes no obligation to update any forward looking statements.

     TRAVELOCITY.COM PRO FORMA FINANCIAL RESULTS (EXCLUDING PREVIEW TRAVEL)
           PRO FORMA CONDENSED QUARTERLY STATEMENTS OF OPERATIONS (A)
                                 (IN THOUSANDS)
                                   (UNAUDITED)


                                                            THREE MONTHS ENDED                              YEAR ENDED
                                            -----------------------------------------------       -------------------------------
                                             MARCH 31,         JUNE 30,       SEPTEMBER 30,       DECEMBER 31,       DECEMBER 31,
                                               1999             1999              1999                1999               1999
                                            ----------       ----------       -------------       ------------       ------------
Revenues:

      Transaction revenue                   $    7,815       $    9,246       $      12,833       $     16,308       $     46,202
      Advertising revenue                        1,470            1,897               2,418              2,806              8,591
      Licensing and royalty fees                    77              181                  --                771              1,029
                                            ----------       ----------       -------------       ------------       ------------

           Total operating revenue               9,362           11,324              15,251             19,885             55,822

Cost of revenues                                 5,814            6,493               5,425              9,569             27,301
                                            ----------       ----------       -------------       ------------       ------------
      Gross profit                               3,548            4,831               9,826             10,316             28,521

Operating expenses:

      Selling and marketing                      5,156            5,890               7,519             10,952             29,517
      Technology and development                 1,820            1,660               1,686              1,766              6,932
      General and administrative                 1,097            1,068               1,324              2,211              5,700
                                            ----------       ----------       -------------       ------------       ------------

           Total operating
             expenses                            8,073            8,618              10,529             14,929             42,149
                                            ----------       ----------       -------------       ------------       ------------

      Operating loss                        $   (4,525)      $   (3,787)      $        (703)      $     (4,613)      $    (13,628)
                                            ==========       ==========       =============       ============       ============



                                                            THREE MONTHS ENDED                              YEAR ENDED
                                            -----------------------------------------------       -------------------------------
                                             MARCH 31,         JUNE 30,       SEPTEMBER 30,       DECEMBER 31,       DECEMBER 31,
                                               1998             1998              1998                1998               1998
                                            ----------       ----------       -------------       ------------       ------------
Revenues:

      Transaction revenue                   $    3,095       $    3,314       $       4,138       $      5,109       $     15,656
      Advertising revenue                          261              572                 753              1,235              2,821
      Licensing and royalty fees                    28               32                  12                (25)                47
                                            ----------       ----------       -------------       ------------       ------------

           Total operating revenue               3,384            3,918               4,903              6,319             18,524

Cost of revenues                                 3,353            3,623               4,835              5,729             17,540
                                            ----------       ----------       -------------       ------------       ------------

      Gross profit                                  31              295                  68                590                984

Operating expenses:

      Selling and marketing                      2,519            2,643               2,439              3,042             10,643
      Technology and development                 1,485            1,596               1,643              1,746              6,470
      General and administrative                 1,314            1,054               1,091              1,203              4,662
                                            ----------       ----------       -------------       ------------       ------------

           Total operating
             expenses                            5,318            5,293               5,173              5,991             21,775
                                            ----------       ----------       -------------       ------------       ------------

      Operating loss                        $   (5,287)      $   (4,998)      $      (5,105)      $     (5,401)      $    (20,791)
                                            ==========       ==========       =============       ============       ============

----------------------------------

(A) Represents the results of Travelocity.com adjusted for the estimated impacts of certain agreements to be entered into with Sabre at the closing of the proposed merger with Preview Travel, Inc. These agreements are an access agreement, a technology services agreement, a facility agreement and an administrative services agreement.

     COMBINED TRAVELOCITY.COM AND PREVIEW TRAVEL PRO FORMA FINANCIAL RESULTS
       PRO FORMA CONDENSED COMBINED QUARTERLY STATEMENTS OF OPERATIONS (A)
                                 (IN THOUSANDS)
                                   (UNAUDITED)


                                                             THREE MONTHS ENDED                              YEAR ENDED
                                              -----------------------------------------------       -------------------------------
                                               MARCH 31,        JUNE 30,        SEPTEMBER 30,       DECEMBER 31,       DECEMBER 31,
                                                 1999             1999              1999                1999               1999
                                              ----------       ----------       -------------       ------------       ------------
Revenues:

      Transaction revenue                     $   12,795       $   14,714       $      19,376       $     23,395       $     70,280
      Advertising revenue                          3,241            4,305               6,034              6,052             19,632
      Licensing and royalty fees                      77              181                  --                771              1,029
                                              ----------       ----------       -------------       ------------       ------------

           Total operating revenue                16,113           19,200              25,410             30,218             90,941

Cost of revenues                                   8,333            9,534               9,228             13,635             40,730
                                              ----------       ----------       -------------       ------------       ------------

      Gross profit                                 7,780            9,666              16,182             16,583             50,211

Operating expenses:

      Selling and marketing                       12,035           15,125              20,823             20,204             68,187
      Technology and development                   2,929            2,934               3,042              3,210             12,115
      General and administrative                   2,601            2,972               3,658              4,951             14,182
      Stock compensation                             451              762                 640              1,689              3,542
      Merger expense                                  --               --                 476                533              1,009
      Amortization of goodwill
         and other intangibles (B)                17,967           17,968              17,968             17,967             71,870
                                              ----------       ----------       -------------       ------------       ------------
           Total operating
             expenses                             35,983           39,761              46,607             48,554            170,905

      Operating loss                             (28,203)         (30,095)            (30,425)           (31,971)          (120,694)

Interest income                                      708              639                 550                370              2,267
                                              ----------       ----------       -------------       ------------       ------------

      Loss before Sabre interest in
           partnership and income taxes          (27,495)         (29,456)            (29,875)           (31,601)          (118,427)

Sabre's interest in partnership (C)               17,617           18,862              19,135             20,218             75,832
                                              ----------       ----------       -------------       ------------       ------------

      Loss before income taxes                    (9,878)         (10,594)            (10,740)           (11,383)           (42,595)

Provision for income taxes                           (32)             (16)                (23)                10                (61)
                                              ----------       ----------       -------------       ------------       ------------

Net loss                                      $   (9,910)      $  (10,610)      $     (10,763)      $    (11,373)      $    (42,656)
                                              ==========       ==========       =============       ============       ============

      Basic Earnings Per Share                $    (0.72)      $    (0.77)      $       (0.78)      $      (0.81)      $      (3.08)
                                              ==========       ==========       =============       ============       ============

      Weighted Average Shares                     13,743           13,818              13,857             13,982             13,850
                                              ==========       ==========       =============       ============       ============


----------------------------------

(A) Represents the results of Travelocity.com and Preview Travel adjusted for the estimated impacts of the merger transaction and certain agreements to be entered into with Sabre at closing of the merger. These agreements are an access agreement, a technology services agreement, a facility agreement, and an administrative services agreement.

(B) Represents the amortization of goodwill and other intangibles resulting from the purchase price allocation in the merger transaction. The calculation of the purchase price is preliminary and will be adjusted upon the consummation of the transaction. Goodwill recorded as a result of the merger will be amortized over three years.

(C) Represents Sabre's direct interest in Travelocity.com LP, which consolidates with Travelocity.com Inc. for financial reporting purposes.

     COMBINED TRAVELOCITY.COM AND PREVIEW TRAVEL PRO FORMA FINANCIAL RESULTS
       PRO FORMA CONDENSED COMBINED QUARTERLY STATEMENTS OF OPERATIONS (A)
                                 (IN THOUSANDS)
                                   (UNAUDITED)


                                                            THREE MONTHS ENDED                              YEAR ENDED
                                            -----------------------------------------------       -------------------------------
                                             MARCH 31,         JUNE 30,       SEPTEMBER 30,       DECEMBER 31,       DECEMBER 31,
                                               1998             1998              1998                1998               1998
                                            ----------       ----------       -------------       ------------       ------------
Revenues:

      Transaction revenue                   $    5,645       $    6,654       $       8,038       $      8,989       $     29,326
      Advertising revenue                          547            1,124               1,721              2,770              6,162
      Licensing and royalty fees                    28               32                  12                (25)                47
                                            ----------       ----------       -------------       ------------       ------------

           Total operating revenue               6,220            7,810               9,771             11,734             35,535

Cost of revenues                                 4,734            5,352               6,877              7,937             24,900
                                            ----------       ----------       -------------       ------------       ------------

      Gross profit                               1,486            2,458               2,894              3,797             10,635

Operating expenses:

      Selling and marketing                      6,499            7,344               7,774             11,740             33,357
      Technology and development                 2,223            2,440               2,680              2,833             10,176
      General and administrative                 2,496            2,391               2,548              3,242             10,677
      Stock Compensation                           297              297                 297                296              1,187
      Amortization of goodwill
         and other intangibles (B)              17,967           17,968              17,968             17,967             71,870
                                            ----------       ----------       -------------       ------------       ------------
           Total operating
             expenses                           29,482           30,440              31,267             36,078            127,267

      Operating loss                           (27,996)         (27,982)            (28,373)           (32,281)          (116,632)

Interest income                                    278              647                 897                814              2,636
                                            ----------       ----------       -------------       ------------       ------------

      Loss before Sabre interest
        in partnership and
        income taxes                           (27,718)         (27,335)            (27,476)           (31,467)          (113,996)

Sabre's interest in partnership (C)             17,743           17,502              17,597             20,148             72,990
                                            ----------       ----------       -------------       ------------       ------------

      Loss before income taxes                  (9,975)          (9,833)             (9,879)           (11,319)           (41,006)

Provision for income taxes                          (7)             (14)                (15)               (15)               (51)
                                            ----------       ----------       -------------       ------------       ------------

Net loss                                    $   (9,982)      $   (9,847)      $      (9,894)      $    (11,334)      $    (41,057)
                                            ==========       ==========       =============       ============       ============

      Basic Earnings Per Share              $    (0.88)      $    (0.77)      $       (0.73)      $      (0.83)      $      (3.21)
                                            ==========       ==========       =============       ============       ============

      Weighted Average Shares                   11,353           12,742              13,488             13,593             12,796
                                            ==========       ==========       =============       ============       ============


----------------------------------

(A) Represents the results of Travelocity.com and Preview Travel adjusted for the estimated impacts of the merger transaction and certain agreements to be entered into with Sabre at closing of the merger. These agreements are an access agreement, a technology services agreement, a facility agreement, and an administrative services agreement.

(B) Represents the amortization of goodwill and other intangibles resulting from the purchase price allocation in the merger transaction. The calculation of the purchase price is preliminary and will be adjusted upon the consummation of the transaction. Goodwill recorded as a result of the merger will be amortized over three years.

(C) Represents Sabre's direct interest in Travelocity.com LP, which consolidates with Travelocity.com Inc. for financial reporting purposes.